

UNITED STATES
...ND EXCHANGE COMMISSION
...shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04001862

AH
3·1·2004

SEC FILE NUMBER

8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/03   AND ENDING   12/31/03
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

IMPERIAL CAPITAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SOUTH RODEO DRIVE, SUITE 100

(No. and Street)

BEVERLY HILLS, CA 90212

      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

RECEIVED

FEB 2 6 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN GUAY   (310) 246-3700

                                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP

(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor   **Los Angeles, CA 90067**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   2A

OATH OR AFFIRMATION

I, Dan Guay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Controller
Title

See attached
_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of _Calif_

County of _Los Angeles_ } ss.

☑ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ....

2 ....

3 ....

4 ....

5 ....

6 ....

7 ....

8 _____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before

me this __20__ day of __February__ ,
        Date   Month

__2004__ , by
  Year

(1)_____ __Daniel Guay__ _____
            Name of Signer(s)

(2)_____
            Name of Signer(s)

JENNIFER ALVAREZ
Commission # 1287923
Notary Public - California
Los Angeles County
My Comm. Expires Dec 21, 2004

Place Notary Seal Above

_____
Signature of Notary Public

——————————————————— **OPTIONAL** ———————————————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Imperial Capital, LLC

We have audited the accompanying statement of financial condition of Imperial Capital, LLC, as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
February 11, 2004

Statement of Financial Condition

December 31,	2003
Assets	
Cash and cash equivalents (includes $8,656,511 held at Clearing Broker)	$ 9,844,140
Deposit with Clearing Broker (Note 2)	244,795
Securities owned (Notes 3 and 4):	
Marketable, at market value	4,120,043
Prepaid expenses and other assets	3,791,563
Fixed assets, at cost, less accumulated depreciation of $2,526,387 (Note 5)	1,641,934
Goodwill	925,777
Total assets	$ 20,568,252
Liabilities and Members' Equity	
Liabilities	
Commissions and fees payable	$ 1,601,943
Securities sold, but not yet purchased, at market value (Notes 3 and 4)	330,214
Accounts payable and accrued liabilities	2,037,695
Total liabilities	3,969,852
Commitments and contingencies (Notes 6, 7, 9, and 10)	
Subordinated borrowings (Note 7)	3,000,000
Members' equity	13,598,400
Total liabilities, subordinated borrowings and members' equity	$ 20,568,252

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

The accompanying consolidated financial statements include the accounts of Imperial Capital, LLC and its wholly owned subsidiaries (collectively referred to as "The Company"). Intercompany balances have been eliminated in consolidation.

Imperial Capital, LLC, a Delaware Limited Liability Company, was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business as an introducing broker and dealer and provides brokerage and corporate finance services primarily to institutional clients from its California, New York and Montana offices.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. In addition, the company maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

1. General Information and Accounting Policies (Continued)

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased are valued at market value. Securities not traded on an exchange or reported in the National Association of Securities Dealers Automated Quotation system are valued at estimated fair value as determined by the Company's management. The Company deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition. Certain securities are obtained through providing corporate finance services, which include advisory and placement services and are generally restricted from resale.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years. Leasehold improvements are amortized over the life of the lease.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed in accordance with SFAS 144.

Goodwill

The carrying value of goodwill is periodically reviewed for impairment in accordance with SFAS 142.

1. General Information and Accounting Policies (Continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. The Company does not have any variable interest entities that must be consolidated.

1.	General Information and Accounting Policies (Continued)	In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For privately-held companies, the effective date was deferred until fiscal years beginning after December 15, 2004 for instruments that are mandatorily redeemable on fixed dates for fixed or determinable amounts, and was deferred indefinitely for other mandatorily redeemable shares. The Company does not have any financial instruments to be accounted for under this pronouncement.
2.	Deposit with Clearing Broker	The Company maintains a deposit with the clearing broker to satisfy the requirement under its clearing agreement. At December 31, 2003 the entire deposit was held in a money market account.
3.	Securities Owned and Sold But Not Yet Purchased	Securities owned and sold but not yet purchased at December 31, 2003 consist of trading and investment securities at quoted market prices as follows:

	Securities Owned	Securities Sold But Not Yet Purchased
Common stocks	$ 1,756,231	$ 45,310
Corporate bonds	1,456,303	284,904
Preferred stock and warrants	907,509	-
	$ 4,120,043	$ 330,214

3. **Securities Owned and Sold But Not Yet Purchased (Continued)**

Securities not readily marketable include investment securities where there is no recognized established securities market in which there exists independent bona fide offers to buy and sell so that a price reasonably related to the last sales price or current bona fide competitive bid and offer quotations can be determined for a particular security almost instantaneously and where payment will be received in settlement of a sale at such price within a relatively short time conforming to trade custom.

4. **Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes**

Warrants, generally obtained from corporate finance transactions, are valued at fair value. Generally, such warrants are exercisable for shares of investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be sold because of other arrangements, restrictions, or conditions applicable to the investment securities. These warrants are valued using the Black-Scholes Option Pricing Model discounted for minority interest and restrictions.

The Company does not apply hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

5. **Fixed Assets**

Fixed assets are composed of the following at December 31, 2003:

December 31,	2003
Computer hardware and software	$ 2,170,490
Leasehold improvements	851,229
Furniture and fixtures	622,758
Office equipment	523,844
Total	4,168,321
Less accumulated depreciation and amortization	(2,526,387)
	$ 1,641,934

6.	Commitments and Contingencies

The Company leases office space and office equipment under noncancelable operating leases, which expire through November 2007. The future minimum rental payments under these agreements at December 31, 2003 are as follows:

Years ending December 31,	Amount
2004	$ 1,257,017
2005	991,324
2006	936,149
2007	328,091

The Company is subject to legal proceedings and claims arising in the normal course of conducting its business. The probability of an unfavorable outcome and range of possible losses, if any, cannot be determined at this time. Management believes that the ultimate outcome will not be material to the financial statements.

Under its bylaws and indemnification agreements, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its bylaws and California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2003.

6.	Commitments and Contingencies (Continued)	The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no amounts to be indemnified to the clearing brokers for these accounts.

7.	Subordinated Borrowing	The subordinated borrowing at December 31, 2003, represented a note in the amount of $3,000,000 bearing interest at the greater of the federal funds rate plus 0.5% or the prime rate (4% at December 31, 2003) plus 1%. Interest is payable monthly and principal is payable in quarterly installments of $375,000 from April 2004 through January 2006. At December 31, 2003 the fair value approximates the reported carrying amount.

Future maturities of the subordinated borrowing are as follows:

Years ending December 31,	Amount
2004	$ 1,125,000
2005	1,500,000
2006	375,000
	$ 3,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing agreement contains various covenants including net capital and tangible net worth requirements. The Company was in compliance with all covenants as of December 31, 2003.

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8.	Defined Contribution Plan	The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $12,000. The Company matches a certain portion of its employees' contributions up to a maximum of the federal limit, or 2% of the respective employee's compensation, whichever is greater. The Company match is 100% vested upon contribution by the Company.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $9,538,002, which was $9,288,002 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was .28 to 1 at December 31, 2003.

10. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

**10. Off Balance
Sheet Risk
(Continued)**

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2003, which exceeded the balance insured by the F.D.I.C. in the amount of $1,087,629.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are often received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.



Imperial Capital, LLC

**Report on Internal Control
Required by Securities and Exchange
Commission Rule 17a-5**
Period Ended December 31, 2003



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a5

To the Members of
Imperial Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Imperial Capital, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit

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the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 11, 2004